UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Savings and Investment Plan
for Employees of Weingarten Realty
(Full title of the plan)

WEINGARTEN REALTY INVESTORS
(Name and issuer of the securities held pursuant to the plan)

2600 Citadel Plaza Drive
Houston, Texas 77008
(Address of principal executive offices)

Financial Statements and Exhibit

(a)	Financial Statements
	(1)	Report of Independent Registered Public Accounting Firm
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003
	(3)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003
	(4)	Notes to Financial Statements
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2004

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Exhibits
	23.1 -	Consent of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY

	By:	Weingarten Realty Investors

Date: June 28, 2005	By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President/
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP
Houston, Texas
June 9, 2005

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003

ASSETS
Cash	$592	$10,068
Investments, at fair value (Notes 2 and 3):
Mutual funds	14,653,474	11,370,660
Common trust	3,412,032	-
Stable value unitized fund	-	3,183,174
Common stock fund	2,979,706	2,412,080
Participant loans	416,296	354,401

Total investments	21,462,100	17,330,383

Total assets	21,462,100	17,330,383

LIABILITIES
Excess loan payments	70	185
Fee payable	250	375

Total liabilities	320	560

Net assets available for benefits	$21,461,780	$17,329,823

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003

Additions:
Investment income:
Interest income:
Participant loans	$22,418	$22,501
Guaranteed interest contract	-	139,218
Dividends/Interest	339,758	83,953
Net appreciation in fair value of investments:
Pooled separate accounts	-	1,443,787
Common trust	83,879	-
Stable value unitized fund	-	23,108
Mutual funds	1,252,903	530,945
Common stock fund	934,846	379,164

Total investment income	2,633,804	2,622,676

Contributions:
Participants’	1,777,668	1,491,005
Employer	566,587	526,144
Rollover	330,093	138,931

Total contributions	2,674,348	2,156,080

Total additions	5,308,152	4,778,756

Deductions:
Benefits paid to participants	1,107,442	421,820
Administrative expenses	68,753	18,243

Total deductions	1,176,195	440,063

Net increase	4,131,957	4,338,693

Net assets available for benefits, beginning of year	17,329,823	12,991,130

Net assets available for benefits, end of year	$21,461,780	$17,329,823

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) provides only general information. The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the “Company”). Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

General
The Plan is a contributory, defined contribution 401(k) plan available to qualifying employees of the Company. Stephen C. Richter, (Executive Vice President/Chief Financial Officer at WRI) is the plan administrator. To be eligible to participate in the Plan, an employee must have attained the age of 21 and have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to contribute up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match up to 50% of the first 6% of the participant’s compensation for each plan year. The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Shares. No discretionary contributions were made during the years ended December 31, 2004 and 2003.

Rollovers
Rollovers represent funds transferred to the Plan from other qualified plans of the participants.

Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 15 funds as investment options for participants.

Vesting
Participants are immediately vested in their pre-tax deferred contributions and any income or loss thereon. Participants become 100% vested in Company contributions after five years of service.

Payment of Benefits
Upon termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures
All employer contributions credited to a participant’s account, but not vested are forfeited by the participant upon withdrawal of the fully vested value of his or her account. Forfeitures of employer contributions credited to a participant’s account are applied to reduce subsequent employer contributions. During the years ended December 31, 2004 and 2003, forfeitures in the amounts of $45,299 and $22,263, respectively, were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $24,912 and $45,299 at December 31, 2004 and 2003, respectively.

Participant Loans
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at 5.0% - 10.5%. The loans are repaid ratably through bi-weekly payroll deductions over a period of five years or less.

Administrative Expenses
Certain administrative expenses of the Plan were paid directly by the Company until October 2003. Subsequent to that date, substantially all administrative expenses of the Plan are paid directly by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the plan at year end. The unit price of the Weingarten Realty Investors Stock Fund and common trust investment fund is based on the market value and fair values of underlying assets of the funds as determined by the trustee. Participant loans are valued at cost, which approximates fair value.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004		2003

Weingarten Realty Investors Stock Fund	$2,979,706		$2,412,080
Gartmore Morely Stable Value Common Trust Fund	3,412,032		-	*
Gartmore Stable Value Unitized Fund	-	*	3,183,174
Dodge & Cox Income Fund	2,181,047		2,055,189
American Funds, Washington Mutual R4	2,296,347		1,969,070
American Funds, Amfunds Growth Fund R-4	2,380,418		1,998,200
T. Rowe Price, Mid Cap Growth Fund	1,494,801		1,097,255
Dodge & Cox Stock Fund	1,316,194		711,845	*
T. Rowe Price Mid Cap Value Fund	1,149,753		641,295	*

* Presented for comparative purposes only.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts would become fully vested in their employer contributions.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on January 19, 2005, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) including amendments to comply with certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Rights Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”). The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan assets were managed by Invesmart of the Great Lakes, Inc. Invesmart is custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $83,084 and $24,878 for the years ended December 31, 2004 and 2003, respectively.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total additions per the financial statements to Form 5500.

	2004	2003

Total additions per the financial statements	$5,308,152	$4,778,756

Add: Contributions receivable from employer at beginning of year	-	52,716
Add: Contributions receivable from participants at beginning of year	-	95,172

Total additions per the Form 5500	$5,308,152	$4,926,644

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2004

Form 5500, Schedule H, Line 4i
EIN: 74-1464203
Plan:     002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Cash	Cash	(i)	$ 592
	Gartmore Morely Stable Value	Common Trust Fund	(i)	3,412,032
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Income Fund	(i)	2,181,047
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	1,316,194
	American Funds	American Funds Washington Mutual R4	(i)	2,296,347
	Fidelity Investment	Fidelity Contrafund	(i)	397,837
	Vanguard Group	Vanguard 500 Index Admin Fund	(i)	721,622
	American Funds	Amfunds Growth Fund R-4	(i)	2,380,418
	Wilshire Mutual Funds, Inc.	Wilshire Target Large Co. Growth Fund	(i)	505,543
	T. Rowe Price	T. Rowe Price Mid Cap Value Fund	(i)	1,149,753
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	(i)	1,494,801
	Royce	Royce Total Return Fund	(i)	427,368
	Managers Special Equity	Managers Special Equity Fund	(i)	675,992
	Dreyfus	Dreyfus Premier Intl Value A Fund	(i)	159,345
	American Funds	American Funds Europacific Growth R4	(i)	947,207

	Total Mutual Funds			14,653,474

*	Weingarten Realty Investors	Weingarten Realty Investors Stock Fund	(i)	2,979,706
*	Participant Loans	Due semi-monthly, bearing interest 5.0% to 10.5%	(i)	416,296

	Total Investments		(i)	$ 21,462,100

*	A party in interest as defined by ERISA.
(i)	Historical cost of participant directed investments are not a required disclosure.

See accompanying Report of Independent Registered Accounting Firm.